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                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20549

                                    FORM 15


Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                       Commission File Number:  0-16899

                         Century Communications Corp.
            (Exact name of registrant as specified in its charter)

                50 Locust Avenue, New Canaan, Connecticut 06840
                                (203) 972-2000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                Class A Common Stock, par value $.01 per share
           (Title of each class of securities covered by this Form)

                         9 3/4% Senior Notes Due 2002
                         9 1/2% Senior Notes Due 2000
                        Senior Discount Notes Due 2003
                         9 1/2% Senior Notes Due 2005
                         8 7/8% Senior Notes Due 2007
                         8 3/4% Senior Notes Due 2007
                         8 3/8% Senior Notes Due 2017
                         8 3/8% Senior Notes Due 2007
                  Senior Discount Notes Due January 15, 2008
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)  [x]   Rule 12h-3(b)(1)(ii)    [ ]
         Rule 12g-4(a)(1)(ii) [ ]   Rule 12h-3(b)(2)(i)     [ ]
         Rule 12g-4(a)(2)(i)  [ ]   Rule 12h-3(b)(2)(ii)    [ ]
         Rule 12g-4(a)(2)(ii) [ ]   Rule 15d-6              [ ]
         Rule 12h-3(b)(1)(i)  [x]

     Approximate number of holders of record as of the certification or notice date: 1

     Pursuant to the requirements of the Securities Exchange Act of 1934 Arahova Communications, Inc., successor by merger to Century Communications Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
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Date:       October 1, 1999       By:  /s/ Michael J. Rigas
     ---------------------------       --------------------
                                       Michael J. Rigas
                                       Executive Vice President of
                                       Arahova Communications, Inc., successor
                                       by merger to Century Communications Corp.